UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*
Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Govi Rao
LED Holdings, LLC
11390 Sunrise Gold Circle #800
Rancho Cordova, CA 95742
(610) 745-9590
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 19, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,666,856 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,666,856 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,549,679 shares of common stock outstanding as of March 31, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,549,679 shares of common stock outstanding as of March 31, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,549,679 shares of common stock outstanding as of March 31, 2010.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		65,213,150 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,213,150 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,880,006 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.3% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to Pegasus Partners IV, L.P. on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010 and 1,555,860 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has received pursuant to a Guaranty Agreement entered into with the Issuer.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,549,679 shares of common stock outstanding as of March 31, 2010.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		65,213,150 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,213,150 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,880,006 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.3% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to Pegasus Partners IV, L.P. on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010 and 1,555,860 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has received pursuant to a Guaranty Agreement entered into with the Issuer.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,549,679 shares of common stock outstanding as of March 31, 2010.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		65,213,150 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,213,150 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,880,006 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.3% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to Pegasus Partners IV, L.P. on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010 and 1,555,860 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has received pursuant to a Guaranty Agreement entered into with the Issuer.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,549,679 shares of common stock outstanding as of March 31, 2010.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		65,213,150 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,213,150 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,880,006 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.3%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to Pegasus Partners IV, L.P. on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010 and 1,555,860 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has received pursuant to a Guaranty Agreement entered into with the Issuer.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,549,679 shares of common stock outstanding as of March 31, 2010.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		65,213,150 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,213,150 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,880,006 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.3% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009, 35,017,667 shares of common stock issuable upon exercise of warrants issued upon the automatic conversion of a convertible note that was issued to Pegasus Partners IV, L.P. on August 27, 2009, 24,097,148 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has acquired pursuant to the Issuer’s rights offering consummated on March 3, 2010 and 1,555,860 shares of common stock issuable upon exercise of warrants which Pegasus Partners IV, L.P. has received pursuant to a Guaranty Agreement entered into with the Issuer.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,549,679 shares of common stock outstanding as of March 31, 2010.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS RICHARD KELSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		202,620 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		202,620 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,869,476 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 202,620 shares of common stock held directly by Mr. Kelson.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,549,679 shares of common stock outstanding as of March 31, 2010.

Amendment No. 11 to Schedule 13D
     This Amendment No. 11 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LEDH”), PP IV (AIV) LED, LLC (“PPAIV ”), PP IV LED, LLC (“PPLED ”), Pegasus Partners IV, L.P. (“PPIV ”) and Richard Kelson (“Mr. Kelson,” together with PPAIV, PPLED, PPIV, Pegasus Investors IV, L.P. (“PIIV ”), Pegasus Investors IV GP, L.L.C. (“PIGP ”), Pegasus Capital, LLC (“PCLLC ”) and Craig Cogut (“Mr. Cogut”), the “LEDH Members ”) (LEDH and the LEDH Members also referred to herein as the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010 and Amendment No. 10 filed on March 24, 2010. Except as specifically provided herein, this Amendment No. 11 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above filed by the Reporting Persons. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.
Item 3. Source and Amount of Funds or Other Consideration
     On April 19, 2010, PPIV purchased 24,097,148 Units (as defined in Item 4 below) pursuant to the Standby Purchase Option (as defined in Item 4 below) previously granted to PPIV in the convertible note agreement, dated as of August 27, 2009, between the Issuer and PPIV. The source of the funds used by PPIV in connection with the purchase of Units was working capital of PPIV.
     On April 20, 2010, in conjunction with the execution of the Fourth Amendment (as defined in Item 4 below) and in accordance with the Guaranty Extension Agreement (as defined in Item 4 below), the Issuer issued PPIV 1,555,860 Units in satisfaction of the guaranty fee of $1,565,195 determined on April 20, 2010 pursuant to the Guaranty Extension Agreement. These Units were issued based on a purchase price of $1.006 per Unit.
Item 4. Purpose of Transaction
Payment of Guaranty Fee to PPIV
     On July 25, 2008, the Issuer entered into a Loan Authorization Agreement (the “Original Loan Agreement”) and Demand Note (the “Original Note”) with the Bank of Montreal (“BMO”), pursuant to which BMO established a $20 million revolving line of credit for the Issuer. The Issuer and BMO subsequently entered into the First Amendment to Bank of Montreal Loan Authorization Agreement and Demand Note, the Second Amendment to Bank of Montreal Loan Authorization Agreement and Demand Note and the Third Amendment to Bank of Montreal Loan Authorization Agreement (as amended, the “Amended Loan Agreement”). In conjunction with the Amended Loan Agreement, the Issuer and BMO also executed the Allonge to Demand Note, the Second Allonge to Demand Note and the Replacement Demand Note (the “Amended Note”). The Amended Loan Agreement and the Amended Note increased the size of the Issuer’s revolving line of credit with BMO from $20 million to $25 million and extended the maturity date of the Loan Agreement to August 24, 2010 in the event that BMO does not make prior written demand.
     The Amended Loan Agreement is guaranteed by PPIV in accordance with the Guaranty Agreement dated as of July 25, 2008, which was increased and extended in conjunction with the Amended Loan Agreement (the “Guaranty”). In conjunction with the Amended Loan Agreement, on March 15, 2010, the Issuer and PPIV entered into the Amended and Restated Guaranty Extension Agreement (the “Guaranty Extension Agreement”), pursuant to which PPIV agreed to increase its Guaranty and extend it through August 24, 2010 in exchange for a fee equal to the greater of: (a) 15% (on an annualized basis) of the Issuer’s average daily loan balance with BMO and (b) 1.0% (on an annualized basis) of the total transaction consideration received by the Issuer upon a change of control, if any.
     On April 19, 2010, the Issuer repaid $22.4 million of the outstanding principal balance on its revolving line of credit with BMO. On April 20, 2010, the Issuer and BMO entered into the Fourth Amendment to Bank of Montreal Loan Authorization Agreement (the “Fourth Amendment”), and the Issuer executed the Replacement Demand Note (the “Replacement Note”). The Fourth Amendment and the Replacement Note decreased the size of the Issuer’s revolving line of credit with BMO from $25 million to $10 million and extended the maturity date from August 24, 2010 to April 19, 2011. On the same date and in connection with the Fourth Amendment and the Replacement Note, PPIV executed a Guarantor’s Acknowledgement and Consent (the “Guaranty Consent”) pursuant to which PPIV acknowledged its Guaranty of the Issuer’s obligations pursuant to the Amended Loan Agreement, as amended by the Fourth Amendment.
     On April 20, 2010, in conjunction with the execution of the Fourth Amendment and in accordance with the Guaranty Extension Agreement, the Issuer issued PPIV 1,555,860 Units in satisfaction of the guaranty fee of $1,565,195 determined on April 20, 2010 pursuant to the Guaranty Extension Agreement. Each Unit (“Unit”) consists of: (a) one share of the Issuer’s Series D Non-Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”), and (b) one warrant (collectively, the “Warrants”) entitling the holder thereof to purchase one share of the Issuer’s common stock, par value $0.001 per share. These Units were issued based on a purchase price of $1.006 per Unit. The Warrants are immediately exercisable with an exercise price of $6.00 per share of common stock, subject to adjustment, and have a term of 12 years.
Purchase of Units Pursuant to Standby Purchase Option
     On April 19, 2010, PPIV purchased 24,097,148 Units from the Issuer pursuant to the option (the “Standby Purchase Option”) previously granted to PPIV in the convertible note agreement, dated as of August 27, 2009, between the Issuer and PPIV. The Units were purchased for $1.006 per Unit, and the Issuer received total cash proceeds of $25,076,069.19 in conjunction with the sale of Units pursuant to the Standby Purchase Option. As previously disclosed, PPIV provided an advance payment of $2.0 million to the Issuer for Units pursuant to the Standby Purchase Option. The $2.0 million advance accrued interest at the rate of 14% per annum. 40,415 of the Units issued to PPIV were in satisfaction of the accrued interest on the advance payment, which totaled $40,657.36 as of April 18, 2010. Prior to the purchase of the Units, PPIV assigned the right to purchase 869,777 Units under the Standby Purchase Option for no consideration.
     The Standby Purchase Option provided PPIV and its assignees with the right to acquire any or all of the Units that were not subscribed for pursuant to the Issuer’s previously consummated rights offering.
Item 5. Interest in Securities of the Issuer
     Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 11 are incorporated herein by reference. Such information is based upon 30,549,679 shares of Common Stock outstanding as of March 31, 2010 as reported in the Issuer’s Form 10-K filed with the SEC on April 13, 2010.
     The LEDH Members share voting and dispositive power over the shares of Common Stock and Series B Preferred Stock of the Issuer only as members of LEDH and by virtue of such status may be deemed to be the beneficial owners of the shares of Common Stock and Series B Preferred Stock of the Issuer held by LEDH. The LEDH Members disclaim beneficial ownership of the shares of Common Stock and Series B Preferred Stock held by other LEDH Members, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.
      The disclosure regarding the payment of guaranty fee to PPIV and PPIV’s purchase of units pursuant to the Standby Purchase Option in Items 3 and 4 is incorporated by reference.
     Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 28, 2010

LED HOLDINGS, LLC

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg Name: Richard Weinberg
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut CRAIG COGUT

/s/ Richard Kelson RICHARD KELSON